Exhibit 99.1

GW PHARMACEUTICALS PLC

(the “Company”)

(Incorporated and registered in England and Wales

under the Companies Acts 1985 and 2006 with registered number 04160917)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action to be taken, please seek your own financial advice from your stockbroker, solicitor, accountant or other appropriately authorised independent financial adviser.

If you have sold or transferred all of your holding of ordinary shares in GW Pharmaceuticals plc (the “Company”), you should hand this document and all accompanying documents to the purchaser or transferee of those shares, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to its contents or the action to be taken, please seek your own advice from your stockbroker, solicitor, accountant or other appropriately authorised independent financial adviser. If you have sold or transferred all of your holding of ordinary shares in GW Pharmaceuticals plc (the “Company”), you should hand this document and all accompanying documents to the purchaser or transferee of those shares, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

14 February 2018

Dear Shareholder

2018 Annual General Meeting of GW Pharmaceuticals plc

This year, our AGM will be held at Chandos House, 2 Queen Anne Street, London W1G 9LQ on 14 March 2018 at 10.00am. The formal notice of AGM is set out in pages 8 to 10 of this document and contains the proposed resolutions (“Notice of AGM”).

Action to be taken

If you are planning to attend the AGM in person it would be helpful if you could inform Pam Land on +44 (0)1980 610624 or Laura Fougman on +44 (0)20 7291 0555.

If you are unable to attend the AGM you can still vote on the proposed resolutions by appointing a proxy. A form of proxy for use at the AGM is enclosed. You are advised to complete and return the form of proxy in accordance with the instructions printed on it so as to arrive at the Company’s registrars, Link Asset Services, PXS1, 34 Beckenham Road, Beckenham, Kent, BR3 4ZF or to submit your proxy vote electronically via www.signalshares.com, as soon as possible, but in any event no later than 10.00am on 12 March 2018. The return of a form of proxy or the electronic appointment of a proxy does not preclude you from attending and voting at the AGM if you so wish.

Changes to enhance the Company’s Corporate Governance since AIM delisting in December 2016

Approach

As a Board, we are committed to ensuring the Company has in place the correct corporate governance arrangements to ensure transparency, accountability, stewardship and independence. We believe that this is essential for the long term performance and sustainability of the Company, and to protect and enhance the interests of our shareholders and other stakeholders.

The Company has gone through a transformational period of growth over the last four years since its initial public offering on Nasdaq in 2013. The market capitalisation of the business has grown from a pre-Nasdaq IPO valuation of $100 million in early May 2013 to the current market capitalisation of over $3.7 billion. This growth has been facilitated by access to capital which has enabled the Company to invest in research and development and to develop rapidly Epidiolex as a promising new medicine to treat certain rare paediatric refractory epilepsies whilst also advancing our pipeline of other promising cannabinoid product candidates in a range of potential indications. As we look forward to the conclusion of the regulatory review of the Epidiolex New Drug Application by the Food & Drug Administration in 2018 and the Epidiolex Marketing Authorisation Application by the European Medicines Agency in early 2019, and prepare the business for the future commercialisation of Epidiolex, we believe that we have an exciting opportunity to continue growing the business for the benefit of patients, our employees and our shareholders.

Over the last four years, in addition to progressing rapidly with our R&D activity we have invested in expansion of our manufacturing capability, we have established operations in the United States and we are in the process of building commercial teams and establishing the infrastructure necessary for the successful commercialisation of Epidiolex and our pipeline of cannabinoid products. As the business increases in complexity and evolves from having an R&D focus to becoming a commercial organisation we are mindful of the need to ensure that our corporate governance processes evolve with the business and remain fit for purpose.

The Company’s corporate governance arrangements were historically designed to ensure compliance with UK corporate governance best practice, as applicable to a small biotechnology company whose shares were admitted to trading on the AIM market of the London Stock Exchange. Following the delisting from AIM that took place in December 2016, we immediately recognised that, following significant growth in the market capitalisation of the business, with the majority of shares held by US investors, it was appropriate to enhance some of our corporate governance practices in order to align them with US expectations of corporate governance best practice.

Changes to membership of the GW Pharmaceuticals plc Board to achieve majority independence

Prior to February 2017, GW’s Board of Directors comprised six executive Directors and three independent non-executive Directors. Although this was within the norms for a UK based, AIM listed company we recognise that US corporate governance best practice requires that a majority of Board Directors should be independent non-executive Directors. Therefore, following the AIM de-listing in December 2016, four of the executive Directors stepped down from the Board.

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Consequently, with effect from 14 February 2017, GW’s Board of Directors became majority independent, initially constituted as follows:

Dr Geoffrey W. Guy - Executive Chairman

Justin Gover – Chief Executive Officer

James Noble - Deputy Chairman and Senior Non-executive Director (Independent)

Thomas Lynch - Non-executive Director (Independent)

Cabot Brown - Non-executive Director (Independent)

Since then, recognising the need for additional non-executive members of the Board and Sub-committees of the Board, the Nominations Committee engaged an independent executive search agent and has successfully identified three new independent non-executive appointees:

Catherine Mackey – joined the GW Board as Non-executive Director (Independent) on 21 December 2017

Alicia Secor – joined the GW Board as Non-executive Director (Independent) on 21 December 2017

William Waldegrave, Lord Waldegrave of North Hill - joined the GW Board as Non-executive Director (Independent) on 21 December 2017.

We believe that these new appointees significantly strengthen the independence of the Board, bring new insights and relevant expertise to Board discussions and help enhance the diversity and culture of the Company.

The Board recognises the importance of independent leadership of the Nominations, Remuneration and Audit Committees of the Board which, throughout the last year, have all been chaired by and comprised independent Non-executive Directors.

We believe that these changes to Board and Sub-committee membership and governance are important steps in the evolution of our business which have demonstrated the commitment of the Board to establishing and maintaining US standards of corporate governance best practice.

Recommendation

You will find on pages 3 to 7 of this document an explanatory note in relation to each of the various resolutions which are set out in the Notice of AGM. Your Directors consider that each of the proposed resolutions in the Notice of AGM is in the best interests of the Company and its shareholders as a whole and are most likely to promote the success of the Company. Accordingly, your Directors unanimously recommend that shareholders vote in favour of the resolutions as they intend to do in relation to their own beneficial holdings (with the exception of Justin Gover, Catherine Mackey, Alicia Secor and William Waldegrave in respect of resolutions numbered 4, 5, 6 and 7 respectively, none of whom will vote on the resolution relating to his or her own proposed election or re-election as a Director of the Company), amounting in aggregate to 2,513,759 shares representing approximately 0.7% of the issued share capital of the Company.

I look forward to seeing you at the Annual General Meeting.

Yours sincerely

Dr Geoffrey W Guy

Chairman

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EXPLANATORY NOTES TO THE BUSINESS OF THE AGM

ORDINARY BUSINESS

Resolution 1: Report and accounts

The Companies Act 2006 (the “CA 2006”) requires the directors of a public company to lay before the company in general meeting copies of the directors’ reports, the independent auditors’ report and the audited financial statements of the company in respect of each financial year. In accordance with best practice, the Company proposes an ordinary resolution to receive, consider and adopt the 2017 UK Annual Report.

The 2017 UK Annual Report may be found in the “Investor Relations” section of the Company website at ir.gwpharm.com.

Resolution 2: Remuneration report

The CA 2006 requires that the annual report on directors’ remuneration, contained within the UK Annual Report, be subject to an annual advisory vote so that shareholders vote, by ordinary resolution, to approve directors’ remuneration in the relevant financial year and how the remuneration policy will be implemented in the following financial year.

The full text of the Company’s remuneration report is contained on pages 12 to 31 of the 2017 UK Annual Report and sets out the Company’s policy towards, and gives details of, Directors’ remuneration and other relevant information. Shareholder approval of the Directors’ Remuneration Policy is the subject of Resolution 3 below.

Resolution 3: Remuneration policy

In accordance with the requirements of the CA 2006, as a UK resident company listed on a recognised stock exchange (Nasdaq), GW is required to establish a Directors’ Remuneration Policy, containing a framework of limits within which the Remuneration Committee are authorised by shareholders to operate. The approved pay policy has to be annually disclosed within the remuneration report contained within the UK Annual Report and this policy is required to be approved by shareholders at least every three years, by the passing of an ordinary resolution at the Annual General Meeting.

The GW Directors’ Remuneration Policy was originally established and approved by shareholders at the Annual General Meeting on 14 March 2015. No changes have been made to this policy since it was first approved by shareholders three years ago. However, as the policy is due for re-approval at the forthcoming Annual General Meeting in March 2018, the Remuneration Committee has suggested some minor amendments to the policy, and approval for the updated policy is now sought.

Highlights of our shareholder-approved remuneration policy include the following, all of which are explained in more detail in the Company’s remuneration report contained on pages 24 to 30 of the 2017 UK Annual Report.

•	A meaningful portion of our executive directors’ compensation is linked to Company performance, consisting of annual short-term incentive awards and long-term equity incentive awards, which encourage achievement of strategy and align executive directors’ interests with those of our shareholders.
•	The Remuneration Committee engages an outside compensation consultant to provide independent and objective advice to the Remuneration Committee regarding compensation decisions for our directors, and reviews market and peer company practices when making compensation decisions.
•	Our executive directors’ short-term incentive awards are based on performance objectives linked to key milestones/metrics aimed at achieving our strategic plan and capped at a maximum of 150% of salary.
•	Long-term incentive awards to executive directors generally vest over periods of three or more years and include awards that vest only upon pre-set milestone-based events directly linked to key business value drivers creating alignment with shareholders’ interests.
•	We impose a limit on the long-term incentive awards that may be granted to any individual executive director in any one calendar year at 600% of salary.
•	Contracts with executive directors provide for a maximum of 12 months’ notice in the event of termination of employment and contracts with non-executive directors provide for a maximum of 3 months’ notice.
•	We maintain a “clawback” policy for the recovery of cash short-term incentive awards and equity-based long term incentive awards that are awarded and/or vest based upon achievement of specific financial or operational goals.
•	We have adopted an equity retention policy, under which executive directors are required to retain a proportion of each equity grant for five years from vesting of the award, until an overall level of share ownership is achieved, which is four times basic salary for our Chief Executive Officer and two times basic salary for our other executive directors.
•	We do not provide pension benefits or equity that vests based on achievement of financial or operational performance goals to our non-executive directors.

The changes to the policy which are being proposed by the Remuneration Committee are disclosed within the pay policy table set out on pages 24 to 28 of the 2017 UK Annual Report. All of the key limits, as summarised above, remain unchanged. The most significant proposed changes are: (i) a reduction in the level of pension contributions payable from a limit of 17.5% of basic salary to a maximum of 5% of basic salary; and (ii) the withdrawal of cash car allowances. These changes result in improved alignment of our executive Director pay packages with pay package structures typically utilised by the peer group companies that are used annually for remuneration benchmarking under guidance from the Company’s independent remuneration advisers Willis Towers Watson.

Resolutions 4, 5, 6 and 7: Election and re-election of directors

The Company’s Articles of Association (the “Articles”) require one-third (or such number nearest to but not exceeding one-third) of the Company’s Directors who are subject to retirement by rotation to retire from office at each annual general meeting. Of the five Directors subject to retirement by rotation at the AGM Justin Gover will on this occasion retire from office and stand for re-election by the shareholders. The Articles also require any Director appointed by the Directors during the period since the previous AGM to retire from office at the AGM next following such appointment. Catherine Mackey, Alicia Secor and William Waldegrave have each been appointed as a Director by the Directors on 21 December 2017, following the 2017 AGM, and therefore all three of them will retire from office at the AGM and stand for election by the shareholders. Resolutions 4, 5, 6 and 7 will be proposed as ordinary resolutions.

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Justin Gover has served as Chief Executive Officer of GW Pharmaceuticals since January 1999, shortly after the Company was founded. He has 22 years’ experience in the pharmaceutical industry. As Chief Executive Officer, Mr. Gover has been the lead executive responsible for the running of the Company’s operations, leading equity financings and business development activities. He raised initial rounds of private capital, led the Company’s initial public offering on the AIM market of the London Stock Exchange in 2001, and more recently led GW’s initial public offering on Nasdaq in 2013. In total, he has led equity financing rounds which have raised more than $1 billion. In 2015, Mr. Gover relocated to the US to open the Company’s US headquarters in California. Prior to joining GW, Mr. Gover was Head of Corporate Affairs at Ethical Holdings plc, a UK-based Nasdaq listed company, where he was responsible for their strategic corporate activities, including mergers and acquisitions, strategic investments, equity financings and investor relations. Mr. Gover holds an M.B.A. from the INSEAD business school in France and a BSc (Hons) from Bristol University.

Catherine Mackey is an experienced corporate executive, director and advisor with over thirty years of accomplishment in the biotechnology, pharmaceutical, and agricultural industries. She is currently Chief Executive Officer of CYPrus Therapeutics, Inc. and Chairman of the Board of Cour Pharmaceutical Development. In addition, she serves on the Board of Directors of Rady Children’s Hospital and as an advisor to several companies. Dr. Mackey previously served as Senior Vice President of Pfizer Worldwide R&D and Director, of Pfizer’s La Jolla Laboratories, where she built Pfizer La Jolla into one of Pfizer’s main pharmaceutical research and development sites with over 1000 employees and a robust drug pipeline. Prior to that role she served as head of Strategic Alliances and also Genomic and Proteomic Sciences for Pfizer. Dr. Mackey spent the first part of her career in agricultural biotechnology, including as Vice President of DEKALB Genetics, Inc. Dr. Mackey received her B.S. and Ph.D. degrees in microbiology and genetics from Cornell University.

Alicia Secor is currently President and Chief Executive Officer of Juniper Pharmaceuticals. Ms. Secor brings more than 25 years of leadership experience as a life sciences executive, with a track record in leading businesses and advancing products from clinical development through regulatory approval, commercialisation, and global expansion across several therapeutic areas. Ms. Secor was previously Chief Commercial Officer at Zafgen, Inc. and Senior Vice President and Chief Operating Officer at Synageva BioPharma Corp. Ms. Secor spent 15 years at Genzyme Corporation in diverse leadership roles, most recently as the Global General Manager for the Metabolic Disease Business. During her tenure at Genzyme, Ms. Secor led fully integrated businesses, successfully launching products and achieving sustained revenue growth. Ms. Secor spearheaded several strategic transactions and built high performance teams, resulting in consistent growth and profitability across multiple Genzyme businesses including biomaterials, surgical devices, and injectable therapeutics. Prior to Genzyme, Ms. Secor held positions at Alkermes, Inc. in business development, and at Centocor, Inc. (a Johnson & Johnson Company) in clinical and commercial operations. She began her career at Pfizer Inc. as a hospital-based sales representative. Ms. Secor received an M.B.A. from Northeastern University, and a B.S. in Healthcare Administration from the University of New Hampshire and serves as a member of the Board of Directors for the Foundation for Prader-Willi Research (FPWR).

William Waldegrave, Lord Waldegrave of North Hill, served as a Conservative Member of the British Parliament from 1979 to 1997 including sixteen years as a Government Minister, of which seven years were as a Cabinet Minister (Minister of Agriculture, Chief Secretary of the Treasury, Secretary of State for Health, and Chancellor of the Duchy of Lancaster with responsibility for Civil Service Reform and Science). Educated at Oxford University and Harvard (a Kennedy Scholar), before entering Parliament he worked in the Cabinet Office in Whitehall; as Political Secretary to Prime Minister Edward Heath; and for GEC Ltd. Lord Waldegrave is currently Provost of Eton College, Chancellor of Reading University and a Distinguished Fellow of All Souls College, Oxford and an Honorary Fellow of Corpus Christi College, Oxford. From 1998 to 2008 he worked at Deutsche Kleinwort Benson and UBS. From 1998 to 2015, he served as Chairman of Biotechnology Growth Trust plc. Lord Waldegrave was appointed Chairman of Coutts in January 2014 and is Chairman of the Royal Mint Advisory Committee, former Chairman of the Rhodes Trust, a Founder Trustee of the Mandela Rhodes Foundation (South Africa), and a former Chairman of the National Museum of Science and Industry.

Having carried out an evaluation of the individual performance of each of Justin Gover, Catherine Mackey, Alicia Secor and William Waldegrave, the Board is satisfied that their performance continues to be effective and that they continue to demonstrate commitment to their roles. The Board therefore considers that it is entirely appropriate for Justin Gover, Catherine Mackey, Alicia Secor and William Waldegrave to seek re-election at the AGM.

Resolutions 8 and 9: Appointment of auditor and determination of Auditors’ remuneration

At each meeting at which the accounts are laid before shareholders, the Company is required to appoint auditors to serve until the next such meeting. Deloitte LLP has indicated its willingness to act as the Company’s auditors. Accordingly, Resolution 8 is an ordinary resolution to re-appoint Deloitte LLP as the Company’s auditors to serve until the next AGM of the Company.

Resolution 9 is an ordinary resolution giving the Directors authority to determine the auditors’ remuneration.

SPECIAL BUSINESS

BACKGROUND TO RESOLUTIONS 10 AND 11

As a matter of UK company law, directors of a company incorporated in England must have specific authority from shareholders to allot and issue any of the company’s ordinary shares.

In addition, when the directors of a company incorporated in England determine that it is in the best interests of the company to issue shares for cash, the company must first offer those shares on the same terms to existing shareholders of the company on a pro-rata basis (commonly referred to as a statutory pre-emption right) unless this statutory pre-emption right is dis-applied, or opted-out of, by approval of the shareholders.

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Resolutions 10 and 11, which we refer to as our Share Issuance Proposals, ask our shareholders to renew, for one year, similar share issuance authorities to those which have been in place and that we have been operating under for many years.

Many of the companies with which we compete strategically are listed and incorporated in the US, and are not subject to similar share issuance restrictions. We are asking you to approve our Share Issuance Proposals to allow us to continue to execute on our business and growth strategy in a timely and competitive manner.

The existing share issuance authorities have kept us on an equal footing with our peer companies who are incorporated and listed in the US However, these share issuance authorities will expire in the near-term unless renewed by our shareholders.

We have no immediate plans, arrangements or understandings with respect to any share issuances for which renewal of the share issuance authorities is necessary.

While we would still have the ability to seek shareholder approval in connection with a specific issuance of shares, should our shareholders not approve Resolutions 10 and 11, we do not believe that our ability to convene a general meeting of shareholders to approve each specific share issuance that we would seek to undertake in furtherance of future strategic transactions is a workable alternative to obtaining approval of Resolutions 10 and 11. The uncertainty as to whether we could obtain shareholder approval for a specific issuance, as well as the delays we would experience in seeking and obtaining such approval, could be harmful to the terms of such a share issuance. In addition, the case-by-case approval approach ignores market windows and other deal timing and competitive realities.

Specifically, the requirement to first offer shares that we propose to issue for cash to all of our existing shareholders in time-consuming pro-rata rights offerings would considerably reduce the speed at which we could complete capital-raising activities undertaken in furtherance of our growth strategy, would increase our costs, might otherwise make it difficult for us to complete such transactions, and could put us at a distinct competitive disadvantage.

We believe that we have been successful in executing on our long-term business plan and growth strategy, while also creating value for our shareholders. We understand that certain proxy advisory firms have in recent proxy seasons applied their United Kingdom, or UK, voting guidelines in formulating their voting recommendations on share issuance authorities proposals for US-listed UK-incorporated companies, meaning that they have applied or otherwise taken into account UK market practice for companies whose share capital is listed on the London Stock Exchange in formulating their voting recommendations on share issuance authorities proposals for UK- domiciled companies, even if their shares are not listed on the London Stock Exchange (or any UK exchange). UK market practice is that resolutions to dis-apply pre-emption rights are typically limited to 10% of share capital, irrespective of the cash flows and funding needs of the business. In practice, this means that Resolution 11 would be likely to attract a negative voting recommendation from certain proxy advisory firms. For all of the reasons set out above, we respectfully disagree with this approach.

In summary, because the Share Issuance Proposals are fully compliant with UK company law, consistent with US capital markets practice and governance standards, and, if approved, will keep us on an equal footing with our peer companies who are incorporated and listed in the US, we believe that the Share Issuance Proposals are appropriate to the needs of the Company and in the interests of shareholders.

Shareholder Outreach

A priority for our Board is listening to the views of our shareholders on a variety of topics, including our business and growth strategy and corporate governance practices. This year, we have solicited the views of a number of our major institutional investors. These discussions have been informative, and have helped ensure that the proposed resolutions are designed with shareholder interests in mind. During these discussions, our shareholders have generally been very supportive of our business and growth strategy. In discussions about the share issuance authorities that we must obtain as a matter of UK company law, shareholders have generally understood that renewal of our share issuance authorities in necessary to enable us to continue to execute on our business and growth strategy in a timely and competitive manner.

Summary

The Share Issuance Proposals, if approved, will allow our Board continued flexibility to issue shares subject to shareholder approval and other requirements of Nasdaq and the SEC. The renewal of the share issuance authorities, as proposed:

•	will not exempt us from any Nasdaq corporate governance or other requirements, including those limiting the issuance of shares;
•	will keep us on an equal footing with our peer companies who are incorporated and listed in the US, while also fully complying with UK law; and
•	is fully consistent with US capital markets practice and governance standards.

For the above reasons, our Board of Directors strongly recommends that you vote “FOR” both of the Share Issuance Proposals.

Resolution 10: Renew Directors’ authority to issue shares

Under UK company law, the Directors cannot allot shares in the Company unless they are specifically authorised to do so by shareholders in general meeting.

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The Directors currently have an existing authority to allot shares in the Company and to grant rights to subscribe for or convert any securities into shares in the Company. This annually renewable authority was given to the Directors in March 2017 and was in respect of shares with a nominal value of up to £101,000, representing at that time 33% of the then issued share capital of the Company. This authority is due to expire at the forthcoming Annual General Meeting on 14 March 2018. Since this authority was granted the Company has issued share capital with a nominal value of approximately £33,120 pursuant to a secondary offering of 2,760,000 American Depository Shares (equivalent to 33,120,000 ordinary shares with a nominal value of £33,120) on the Nasdaq Global Market, and to incentivise our employees and Directors through the issuance of awards under our Long-Term Incentive Plan (options issued over share capital with a nominal value of approximately £3,000). The Directors believe that it is vitally important that they retain the flexibility needed to fund the business for the foreseeable future, as we may need to raise new equity funds to ensure the financial health of the business, build a robust supply chain and commercialisation structure for Epidiolex, initially in the US and Europe, and to retain the ability to invest in the research and development of additional product candidates to further grow the business and create further value for shareholders. We therefore propose to renew the existing annual authority with a new annual authority, over 33% of share capital, at the forthcoming AGM.

The new authority proposed by Resolution 10 will replace the existing authority and will, subject to shareholder consent, be renewed annually in future.

The Investment Association (“IA”) regards as routine, and therefore will support, a request by a company seeking an annual authority to allot new shares in an amount of up to a third of the existing issued share capital. In addition, the IA will also regard as routine a request for authority to allot up to two thirds of the existing issued share capital provided that any amount in excess of one third is reserved for fully pre-emptive rights issues. Paragraph (i) of Resolution 10 will allow the Directors to allot ordinary shares up to a maximum nominal amount of £114,000 representing approximately one-third of the Company’s issued share capital and calculated as at 12 February 2018 (being the latest practicable date prior to publication of this document). Paragraph (ii) of Resolution 10 will allow the Directors to allot, including the ordinary shares referred to in paragraph (i) of Resolution 10, further ordinary shares in connection with a pre-emptive offer by way of a rights issue to ordinary shareholders up to a maximum nominal amount of £228,000, representing approximately two-thirds of the Company’s issued share capital calculated as at 12 February 2018 (being the latest practicable date prior to publication of this document). The Directors have no present intention of exercising the authority conferred by paragraph (ii) of Resolution 10. However, if they do exercise the authority, the directors will have due regard to best practice as regards its use including the recommendations of the IA.

The authority will expire on the earlier of 13 June 2019 and the conclusion of the next Annual General Meeting of the Company.

The grant of this authority will not exempt GW Pharmaceuticals from applicable Nasdaq requirements to obtain shareholder approval prior to certain share issuances or to comply with applicable SEC disclosure and other regulations. Our Board of Directors will continue to focus on and satisfy its fiduciary duties to our shareholders with respect to share issuances.

Resolution 10 is an ordinary resolution and must receive the affirmative vote of a majority of the votes cast in person or by proxy at the annual meeting in order to be approved.

For the above reasons, the Board of Directors recommends that our shareholders vote “FOR” Resolution 10.

Resolution 11: Renew Directors’ authority to issue shares for cash without first offering shares to existing shareholders

As a UK domiciled company, GW’s ordinary shareholders are entitled, under Section 561 of the CA 2006 to pre-emption rights, whereby, in the event that the Company wishes to allot new equity securities for cash, those securities must first be offered to existing shareholders in proportion to the number of ordinary shares they each hold before they can be offered to new shareholders.

In practice, the operation of such pre-emption rights is onerous and can result in significant delay and additional expense to the cost of an equity fundraising. It is therefore customary each year for the Board to seek authority from our shareholders to dis-apply statutory pre-emption rights for cash issues of up to a certain proportion of the Company’s issued share capital. For each of the past seven years, GW’s shareholders have approved the disapplication of pre-emption rights over up to 20% of issued share capital.

With the Company solely listed on Nasdaq, and the Company’s peers, key shareholders and primary target market being the United States, the Board is also mindful of the fact that pre-emption rights do not hinder equivalent US companies from being able to execute equity fundraising. In the last few years, GW has successfully raised capital from investors in a rapid timeframe in order to develop Epidiolex and to continue to achieve significant value creation for shareholders. Prior to the commercial launch of Epidiolex, whilst we have no immediate plans to raise new equity, we need to maintain the ability to raise new equity funds to ensure the financial health of the business and to retain the ability to invest in further business growth.

The Board has therefore decided to seek to renew the disapplication of pre-emption rights over 20% of issued share capital at the forthcoming AGM. The Board considers that, at this stage of development of the Company, the ability to raise new equity funds at relatively short notice and at low cost is vital to the continuing financial health of the business. Access to capital has had a transformational effect on the business in the last four years enabling the Board to seize the opportunity to develop valuable medicines whilst retaining the full commercial rights to these products. We believe that it is in the best interests of the Company and our shareholders for the Board to seek to retain the ability to readily raise new equity funds at the appropriate time.

Resolution 11 authorises the Directors to allot equity securities or sell treasury shares in the capital of the Company pursuant to the authority conferred by Resolution 10 for cash without complying with the pre-emption rights in the CA 2006 in certain circumstances. Apart from offers or invitations in proportion to the respective number of shares held, the authority will be limited to the allotment of equity securities and sales of treasury shares for cash up to a maximum aggregate nominal value of £68,000, being approximately 20% of the Company’s issued ordinary share capital at 8 February 2018.

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The authority will expire on the earlier of 13 June 2019 and the conclusion of next year’s Annual General Meeting.

If shareholders do not approve this Resolution 11, the Directors will generally not be able to issue any new shares for cash after March 14, 2018, other than to employees pursuant to existing share option grants, without first seeking and obtaining shareholder approval for each such issuance by holding a general meeting. Case by case approval is considered to be an impractical approach which ignores market windows and other timing practicalities and could cause future uncertainty about our ability to obtain the shareholder approvals necessary to continue to maintain the financial health of the business and deploy capital appropriately to meet the strategic goals of the business that are in the best interests of shareholders.

Resolution 11 is a special resolution and must receive the affirmative vote of at least 75% of the votes cast in person or by proxy at the annual meeting in order to be approved.

For the above reasons, the Board of Directors strongly recommends that our shareholders vote “FOR” Resolution. 11.

Resolution 12: Adopt new articles of association

The Company is using the occasion of the AGM to propose certain amendments to its articles of association. Resolution 12 will be proposed as a special resolution. If passed, the resolution will effect the adoption of new articles of association in substitution for the current articles of association.

The amendments proposed in the new articles of association are:

•	to change the quorum requirements for the purposes of general meetings to conform with the listing standards of The Nasdaq Global Select Market (“Nasdaq”). The Company’s current articles of association state that two shareholders present in person or by proxy and entitled to vote shall constitute a quorum at general meetings. The Company is transitioning from its status as a foreign private issuer with ADSs listed on Nasdaq, under which the Nasdaq rules permit a foreign private issuer to follow its home country practice, to compliance with US domestic issuer reporting and corporate governance requirements. Therefore, it is proposed that articles of association be amended so that the quorum requirement for general meetings conform with Nasdaq Listing Rule 5620(c). The amended quorum requirement will be two shareholders present in person or by proxy and those present together holding at least one-third of the shares entitled to vote;
•	to make a number of amendments of a non-substantive nature to reflect the cancellation of admission of the Company’s shares to trading on the AIM market of London Stock Exchange plc on 5 December 2016;
•	to reflect the increase in the cap on directors’ fees to £1,000,000 approved at the AGM of the Company held in 2016; and
•	to omit certain provisions contained in the articles of association filed at Companies House relating to the maintenance by an approved depositary of a standing proxy register with respect to the exercise of voting rights, receipt of documents and payment of dividends. These provisions have never been utilised and, in any event, are without prejudice to Citibank, N.A.’s rights as a shareholder of the Company and the rights of owners of ADSs to exercise shareholder rights under the deposit agreement pursuant to which Citibank was appointed as the depositary bank for the ADSs.

A copy of the Company’s current articles of association and the proposed new articles of association are available for inspection at the Company’s office at Sovereign House, Vision Park, Chivers Way, Histon, Cambridge CB24 9BZ during normal business hours on any weekday (weekends and English public holidays excepted) until close of the AGM and at the place of the AGM for at least 15 minutes prior to and during the AGM.

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(Incorporated and registered in England and Wales

under the Companies Acts 1985 and 2006 with registered number 04160917)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the 2018 Annual General Meeting (“AGM”) of the Company will be held at Chandos House, 2 Queen Anne Street, London W1G 9LQ on 14 March 2018 at 10.00am to transact the following business:

ORDINARY BUSINESS

To consider and, if thought fit, pass Resolutions 1 to 9 inclusive which will be proposed as ordinary resolutions:

(1)	To receive, consider and adopt the Directors’ and Auditors’ Reports and the Statement of Accounts for the year ended 30 September 2017 (the “Annual Report”) and to note that the Directors do not recommend the payment of any dividend for the year ended on that date.
(2)	To approve the Directors’ Remuneration Report on pages 12 to 31 of the Annual Report, excluding the Directors’ Remuneration Policy on pages 24 to 30 which is subject to Resolution 3.
(3)	To approve the Directors’ Remuneration Policy on pages 24 to 30 of the Annual Report, which will take effect immediately after the Annual General Meeting of the Company on 14 March 2018.
(4)	To re-elect as a Director Justin Gover who retires by rotation in accordance with the articles of association of the Company.
(5)	To elect as a Director Catherine Mackey who, having been appointed by the Directors since the last annual general meeting of the Company on 14 March 2017, is retiring in accordance with the Articles of Association of the Company and offering herself for election.
(6)	To elect as a Director Alicia Secor who, having been appointed by the Directors since the last annual general meeting of the Company on 14 March 2017, is retiring in accordance with the Articles of Association of the Company and offering herself for election.
(7)	To elect as a Director William Waldegrave who, having been appointed by the Directors since the last annual general meeting of the Company on 14 March 2017, is retiring in accordance with the Articles of Association of the Company and offering himself for election.
(8)	To re-appoint Deloitte LLP as Auditors of the Company.
(9)	To authorise the Directors to determine the Auditors’ remuneration.

SPECIAL BUSINESS

To consider and, if thought fit, pass the following resolutions, which will be proposed as to Resolution 10 as an ordinary resolution and as to Resolutions 11 and 12 as special resolutions:

(10)	That:
(a)	the Directors be generally and unconditionally authorised, in accordance with Section 551 of the Companies Act 2006 (“CA 2006”), to exercise all the powers of the Company to allot shares in the Company or grant rights to subscribe for, or convert any security into, shares in the Company:
(i)	up to a maximum nominal amount of £114,000 (such amount to be reduced by the nominal amount of any equity securities (as defined in Section 560 of the CA 2006) allotted under paragraph (ii) below in excess of £114,000; and
(ii)	comprising equity securities (as defined in Section 560 of the CA 2006) up to a maximum nominal amount of £228,000 (such amount to be reduced by any shares allotted or rights granted under paragraph (i) above) in connection with an offer by way of a rights issue:
(A)	to holders of ordinary shares in proportion (as nearly as may be practicable) to their existing holdings; and
(B)	to holders of other equity securities if this is required by the rights of those securities or, if the directors consider it necessary, as permitted by the rights of those securities;

and so that the directors may make such exclusions or other arrangements as they consider expedient in relation to treasury shares, fractional entitlements, record dates, shares represented by depositary receipts, legal or practical problems under the laws in any territory or the requirements of any relevant regulatory body or stock exchange or any other matter;

(b)	this authority shall expire (unless previously revoked or varied by the Company in general meeting) at the conclusion of the next annual general meeting of the Company after the passing of this resolution or, if earlier, on 13 June 2019;
(c)	the Company may, before this authority expires, make an offer or agreement which would or might require shares to be allotted or rights to be granted after it expires and the directors may allot shares or grant rights in pursuance of such offer or agreement as if this authority had not expired; and
(d)	all previous unutilised authorities under Section 551 of the CA 2006 shall cease to have effect (save to the extent that the same are exercisable pursuant to Section 551(7) of the CA 2006 by reason of any offer or agreement made prior to the date of this resolution which would or might require shares to be allotted or rights to be granted on or after that date).

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(11)	That in substitution for all existing and unexercised powers conferred on the directors pursuant to Section 570(1) of the CA 2006, and subject to the passing of Resolution 10, the Directors of the Company be and they are hereby empowered pursuant to Section 570 of the CA 2006 to allot equity securities (within the meaning of Section 560 of the CA 2006) for cash, pursuant to the authority conferred by Resolution 10 or by way of a sale of ordinary shares (as defined in Section 560(1) CA 2006) held by the Company as treasury shares, as if Section 561(1) of the CA 2006 did not apply to such allotment provided that this power shall be limited:
(a)	to the allotment of equity securities and the sale of treasury shares in connection with an offer or issue of equity securities (but in the case of the authority granted under paragraph (a)(ii) of Resolution 10 by way of a rights issue only) to or in favour of:
(i)	holders of ordinary shares in proportion (as nearly as may be practicable) to their existing holdings; and
(ii)	holders of other equity securities if this is required by the rights of those securities or, if the directors consider it necessary, as permitted by the rights of those securities;

and so that the directors may make such exclusions or other arrangements as they consider expedient in relation to treasury shares, fractional entitlements, record dates, shares represented by depositary receipts, legal or practical problems under the laws in any territory or the requirements of any relevant regulatory body or stock exchange or any other matter; and

(b)	in the case of the authority granted pursuant to paragraph (a)(i) of Resolution 10 and/or in the case of any sale of treasury shares, to the allotment (in each case otherwise than pursuant to sub-paragraph (a) above) of equity securities up to a maximum nominal amount of £68,000, and this power shall (unless previously revoked or varied by the Company in general meeting) expire at the conclusion of the next annual general meeting of the Company after the passing of this resolution, or, if earlier, on 13 June 2019, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Board may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.

(12)	That the regulations contained in the printed document submitted to the meeting and initialled by the chairman of the meeting for the purposes of identification be approved and adopted as the articles of association of the Company in substitution for and to the exclusion of its existing articles of association.

BY ORDER OF THE BOARD
Registered Office Sovereign House Vision Park Chivers Way Histon Cambridge CB24 9BZ
Adam George	14 February 2018
Company Secretary	Registered in England and
Wales Number: 04160917

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Notes:-

(1)	Any member entitled to attend, speak and vote at the AGM may appoint one or more proxies to attend, speak and vote on his/her behalf. A proxy need not be a member of the Company but must attend the meeting. A member may appoint more than one proxy in relation to the AGM provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member. To appoint more than one proxy you should contact the Company’s registrar, Link Asset Services, at the address below.

(2)	Only those members registered in the register of members of the Company as at close of business on 12 March 2018 or, in the event that the meeting is adjourned, in such register not later than 48 hours before the time of the adjourned meeting, shall be entitled to attend, or vote (whether in person or by proxy) at the meeting in respect of the number of shares registered in their names at the relevant time.

(3)	A form of proxy has been provided for use by members. To be valid it should be completed, signed and delivered (together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority) to the Company’s Registrars, Link Asset Services, PXS1, 34 Beckenham Road, Beckenham, Kent BR3 4ZF, not later than 48 hours (not including non-business days) before the time appointed for holding the AGM or any adjourned meeting or, in the case of a poll taken more than 48 hours after it is demanded, not less than 24 hours before the time appointed for the taking of the poll.

(4)	In the case of a corporation, the form of proxy must be executed under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation. A corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all its powers as a member provided that they do not do so in relation to the same shares.

(5)	In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy will be accepted to the exclusion of the votes of any other joint holders. For these purposes, seniority shall be determined by the order in which the names stand in the Company’s relevant register of members for the certificated or uncertificated shares of the Company (as the case may be) in respect of the joint holding.

(6)	CREST members who wish to appoint a proxy or proxies by using the CREST electronic appointment service may do so for the meeting and any adjournments of it by utilising the procedures described in the CREST Manual. The message, (a CREST proxy instruction) must be properly authenticated in accordance with the specifications of Euroclear UK & Ireland Limited (“EUI”) and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Company’s registrar, Link Asset Services (ID RA10) not later than the time stated in Note (3) above. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which the Company’s registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by EUI.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that EUI does not make available special procedures for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST proxy instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by any particular time.

Reference should be made to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST proxy instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

(7)	The completion and return of a form of proxy will not preclude a member from attending in person at the meeting and voting should he/she wish to do so, but if a member appoints a proxy and attends the meeting in person, the proxy appointment will automatically be terminated. Further, the appointment under the form of proxy may be terminated by the member prior to the commencement of the meeting (or any adjournment of the meeting). To be valid, the notice of termination of the authority of the person appointed to act as proxy must be deposited at the offices of the Company’s registrar, Link Asset Services, PXS1, 34 Beckenham Road, Beckenham, Kent BR3 4ZF, not less than 48 hours (not including non-business days) before the time fixed for the holding of the AGM or any adjournment thereof (as the case may be).

(8)	Under Section 527 of the CA 2006, members meeting the threshold requirement set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (a) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; or (b) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with Section 437 of the CA 2006.

(9)	The Company may not require the members requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the CA 2006. Where the Company is required to place a statement on a website under Section 527 of the CA 2006, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required, under Section 527 of the CA 2006, to publish on a website.

(10)	Copies of the Directors’ service contracts and letters of appointment for non-executive directors will be available for inspection at the registered office of the Company at Sovereign House, Vision Park, Chivers Way, Histon, Cambridge, CB24 9BZ, United Kingdom during normal business hours on any week day (public holidays excepted) from the date of this Notice of AGM until the date of the AGM, and at the place of the AGM for one hour before the meeting and at the meeting itself.

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